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HILAND HOLDINGS GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

September 14, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop: 7010
Attention: Donna Levy

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-1
  (File No. 333-134491) of Hiland Holdings GP, LP (the "Company")

Dear Ms. Levy:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 2:30 p.m. (Washington D.C. time) on September 19, 2006, or as soon thereafter as practicable.

        The Company hereby acknowledges to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff of the Division of Corporation Finance (the "Staff") acting pursuant to delegated authority, declare the filing effective, it (i) does not foreclose the Commission from taking any action with respect to the filing and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
HILAND HOLDINGS GP, LP
By:	Hiland Partners GP Holdings, LLC, its General Partner
By:	/s/ RANDY MOEDER
	Name:	Randy Moeder
	Title:	President and Chief Executive Officer

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HILAND HOLDINGS GP, LP 205 West Maple, Suite 1100 Enid, Oklahoma 73701